Exhibit 99.1

FOR IMMEDIATE RELEASE

Acorn International Announces Shareholder Resolutions Adopted at 2019 Annual General Meeting

SHANGHAI, China, November 22, 2019 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced the resolutions that were adopted at its annual general meeting of shareholders held in Shanghai on November 21, 2019.

At the meeting, Acorn’s shareholders approved the re-election of Mr. Robert W. Roche, Mr. Urs P. Zimmerman, Mr. Pierre E. Cohade, Ms. Jenny Hseau-Jean Wang and Mr. Eric Haibing Wu to serve on the board of directors of the Company. Acorn’s shareholders also approved and ratified the appointment of Grant Thornton CPA LLP as the independent auditor of the Company for fiscal year 2019.

About Acorn International, Inc.

Acorn International is a leading marketing and branding company in China, leveraging a twenty-year direct marketing history to monetize brand IP, content creation and distribution, and product sales, through digital media in China. For more information visit www.acorninternationalgroup.com.

Investor Contacts:

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Jacob A. Fisch	Ms. Elaine Ketchmere, CFA
Phone +86-21-5151-8888	Phone: +1-310-528-3031
Email: ir@chinadrtv.com	Email: eketchmere@compass-ir.com
www.acorninternationalgroup.com	www.compassinvestorrelations.com